UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02052781

Amendment Number 1 to Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FO

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	X
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Metorex International Oy
(Name of Subject Company)

N.A.
(Translation of Subject Company's Name into English (if applicable))

Finland
(Jurisdiction of Subject Company's Incorporation or Organization)

Mikko J. Aro
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N.A.
(CUSIP Number of Class of Securities (if applicable))

Matti Ervasti, President and CEO
Metorex International Oy
Nihtisillankuja 5
FIN-02630 Espoo
Finland
Tel. +358 9 32 94 11
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

On or about October 10, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) (i) Transmittal Letter* †
(ii) Rights Offering Memorandum* †
(iii) Preliminary Non-Binding Subscription Indication (explanation of subscription form)* †
(iv) Preliminary Non-Binding Subscription Indication* †
(v) Management Presentation* †
(vi) Notice of Meeting
(vii) Proxy*
(viii) List of Issues*
(ix) Decrease of Share Capital (Schedule 1)*
(x) Increase of Share Capital (Schedule 2)*
(xi) Increase of Share Capital (Schedule 3)*
(xii) Subscription List*
*These documents are not mandatory under Finnish Law but have been provided to shareholders in Finland and in the U.S.
† Previously filed on September 11, 2002, as attachments to Form CB.

(b) N.A.

Item 2. ***Informational Legends***

See Rights Offering Memorandum, previously filed on September 11, 2002 as attachment to Form CB.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Under Finnish Law, the following documents are required to be made available to shareholders.

a. Interim Reports for the most recent financial period.
b. Shareholders' minutes relating to the Annual Reports for the most recent fiscal year.
c. Report by the Board of Directors on the events that have occurred after the

Company.

d. Statement from the Auditors of the Company on the Interim Report and the report of the Board of Directors.
e. Statement from the Auditors describing the basis on which the Subscription Price for the Rights Offering will be determined and the basis for the decision to derogate pre-emptive subscription rights.
f. Ownership of Inner Circle

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed on September 11, 2002, a copy of which is attached hereto.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mikko J. Aro

Chairman of the Board of Directors

October 3, 2002

form cb.doc

NOTICE OF MEETING

Board of Directors

September 26, 2002

To the Shareholders in Metorex International Oy

EXTRAORDINARY SHAREHOLDERS' MEETING

Time	Thursday, October 10, 2002 at 11 a.m.
Place	The Company Headquarters, Nihtisillankuja 5, 02630 Espoo, Finland
Voting by proxy	The attached form may be used, should a shareholder wish to be represented by proxy.
Notice of Participation	Shareholders wishing to attend the meeting are kindly asked to inform the company by Fax no. +358 9 32941 412 or by e-mail to riitta.tyni@metorex.com no later than 4:00 p.m. Finnish time on October 7, 2002.
Agenda	Opening of the meeting.
	Election of the Chairman and the Secretary of the meeting.
	Election of the examiner of the minutes and the counter of votes.
	Quorum.
	Resolution of issues as listed in the Enclosure 2 to this notice.
	Conclusion of the meeting.

METOREX INTERNATIONAL OY

The Board of Directors

Enclosures

1. Proxy form
2. List of issues

PROXY FOR EXTRAORDINARY SHAREHOLDERS' MEETING

We hereby authorise

____

to represent us and use our voting right at the Extraordinary General Meeting of Shareholders in Metorex International Oy, to be held on Thursday 10 October, 2002.

____

Place and date

____

Name of Shareholder

____

Signed by

METOREX INTERNATIONAL OY
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The shareholders of Metorex International Oy are convened to an Extraordinary General Meeting of Shareholders to be held on Thursday, 10 October 2002, 11 a.m. at the company's head office at the address Nihtisillankuja 5, 02630 Espoo, Finland. The following issues shall be dealt with at the meeting:

1. **Decrease of Reserve Fund**

   The reserve fund shall be decreased by EUR 3,238,160.83 to EUR 0. The purpose of the decrease is to cover the loss shown on the balance sheet per 31 December 2001 adopted by the company's General Meeting of Shareholders on 9 April 2002.

2. **Decrease of Share Capital**

   The share capital shall be decreased by EUR 1,314,834.42 in accordance with terms and conditions set out in Schedule 1. The purpose of the decrease is to cover the loss shown on the balance sheet per 31 December 2001 adopted by the company's General Meeting of Shareholders on 9 April 2002. The decrease of the share capital shall be effected by lowering the par value of the shares without consideration into EUR 1.68 each. Subsequent to the decrease the share capital of the company shall be EUR 145,911.36.

3. **Share Capital Increase I**

   The share capital shall be increased in the Rights Offering by a minimum of EUR 1,200,000 and a maximum of EUR 1,700,000 by issuing no less than 714,286 and no more than 1,011,904 shares in accordance with terms and conditions set out in Schedule 2. The shares shall be offered to the company's shareholders for unlimited subscription. In case of over-subscription the subscribers are entitled to the new shares pro rata to their current shareholdings.

   The subscription price for the shares is EUR 1,68 each.

4. **Share Capital Increase II**

   The share capital shall be increased in a private placement by a maximum of EUR 873,667.2 by issuing no more than 520,040 shares in accordance with terms and conditions set out in Schedule 3. The shares shall be offered for subscription by contribution in kind to the company's creditors in the Bridge Loan Agreement entered into on 2 August 2002.

   The subscription price for the shares is EUR 1,68 each.

5. **Amendment of Articles of Association**

   The minimum share capital of the company set out in § 3 of the Articles of Association shall be amended to EUR 8,000 and the maximum share capital set out in § 3 be amended to EUR 10,000,000.

   The par value of the shares of the Company set out in § 4 shall be amended to EUR 1.68 each.

The Article 5 regarding the company's obligation to print the share certificates in Setec Oy shall be abolished and a numbering of the Articles of Association shall amended as required due to the abolishment of § 5.

6. **Subscription and Payment of Shares**

The shares offered to the Company's shareholders shall be subscribed for immediately at the Extraordinary General Meeting of Shareholders or by 16 October 2002 at the latest in the Company's head office or by returning the subscription list attached hereto as Schedule 4 by facsimile to the Company's facsimile number +358-9-32 941 412.

The subscriptions shall be paid by 16 October 2002 at the latest to the Company's bank account set out in the subscription list. The subscription by contribution in kind shall be paid by a written notice of set-off delivered to the Company by 16 October 2002 at the latest.

The documentation required to be held available according to the Companies Act will be available as of 3 October 2002 in the company's head office at the address Nihtisillankuja 5, 02630 Espoo, Finland. Copies of the documents will be sent to the shareholders upon request.

* * *

In Espoo, 26 September 2002

THE BOARD OF DIRECTORS

DECREASE OF SHARE CAPITAL IN METOREX INTERNATIONAL OY 2002 TERMS

The Board of Directors of Metorex International Oy (the "Company") hereby proposes to the Extraordinary General Meeting of the Shareholders to be convened on 10 October 2002 that the share capital of the Company be decreased by EUR 1,314,834.42 on the following terms:

1. **The purpose and amount of the decrease of share capital**

   The share capital shall be decreased by EUR 1,314,834.42. The purpose of the decrease is to cover of the loss shown on the balance sheet per 31 December 2001 adopted by the Company's General Meeting of Shareholders on 9 April 2002. The non-restricted equity capital of the Company does not cover the above-mentioned loss.

2. **The means of executing the decrease**

   The decrease of the share capital shall be effected by lowering the par value of the shares without consideration into EUR 1.68 each.

3. **The impact of the decrease on the Company's equity capital**

   Subsequent to the decrease, the share capital of the Company shall be EUR 145,911.36.

   Subsequent to the decrease, the aggregate amount of the Company's restricted equity capital shall be EUR 145,911.36 and the Company's non-restricted equity capital shall remain negative.

   After the decrease of the Company's share capital, the lowered share capital of the Company, other restricted equity and other non-distributable items shall remain fully covered.

4. **The impact of the decrease of share capital on the shareholder structure and on the distribution of voting rights**

   The share capital shall be decreased by decreasing the par value of all the shares and thus, the decrease of share capital shall have no impact on the shareholding structure and the distribution of voting rights in the Company.

5. **The order in which the shares are invalidated**

   The decrease of the share capital shall be carried out without consideration by lowering the nominal value each of the shares.

ATTACHMENTS

Copies of documents relating to the latest financial statement and of the resolution passed by the General Meeting of Shareholders on the latest financial year's profit or loss (Attachment A);

The Board of Directors' Report on the developments after the drafting of the interim accounts on 31 August 2002 substantially affecting the Company's circumstances (Attachment B); and

Statement of the Auditors on the Board of Directors' Report (Attachment C).

INCREASE OF SHARE CAPITAL IN METOREX INTERNATIONAL OY I/2002 TERMS OF SUBSCRIPTION

The Board of Directors of Metorex International Oy ("the Company") proposes to the Extraordinary General Meeting of the Shareholders to be convened on 10 October 2002 that the share capital of the Company be increased on the following terms:

1. **Share Subscription**

The share capital shall be increased by a minimum of EUR 1,200,000 and a maximum of EUR 1,700,000 by the issuing of a minimum of 714,286 and a maximum of 1,011,904 shares with a par value of EUR 1.68 each. The shares shall be offered for unlimited subscription to the shareholders of the Company.

The subscription right may not be transferred, nor is it tradable.

2. **Subscription Price**

The subscription price for the shares is EUR 1.68 each.

3. **Subscription Period and Place of Subscription**

The share subscription shall take place either immediately at the Extraordinary General Meeting of Shareholders or by 16 October 2002 at the latest at the Company's head office at Nihtisillankuja 5, Espoo, Finland, or by facsimile to number +358-9-32 941 412. The Board of Directors of the Company may decide to extend the subscription period with a maximum of two (2) weeks.

4. **Terms of Payment**

The subscription price shall be paid by 16 October 2002 at the latest. The Board of Directors of the Company may decide to extend the payment period.

5. **Approval of Subscriptions**

The Board of Directors of the Company decides upon approval of subscriptions. A notice confirming the approval of subscriptions will be sent to the subscribers immediately after the decisions by facsimile or by letter to the number or address registered in the Company's list of shareholders or otherwise informed to the Company.

6. **Over-Subscription**

If the subscriptions exceed the maximum number of shares, the new shares will be allocated to the subscribers pro rata to their shareholdings registered in the Company's list of shareholders on 10 October 2002.

7. Payment Refund

A subscription price paid by a shareholder will be refunded on or about 23 October 2002 to the extent that the shareholder does not receive shares subscribed for by him. No interest will be paid on the refundable subscription payments.

8. Right to Dividend and Other Rights

The new shares entitle to full dividend for the financial period ending on 31 December 2002 and to other shareholder rights as of the registration of the increase of the share capital with the Trade Register.

9. Reasons for the deviation from the pre-emptive subscription rights of the shareholders

The shares shall be offered for unlimited subscription to the shareholders of the Company by 16 October 2002 at the latest. From the Company's perspective, there are weighty financial reasons for the deviation from the shareholders' pre-emptive rights, since it is necessary to carry out the share issue in expedited order to support the Company's financial position and competitiveness.

10. Grounds on the basis of which the subscription price is determined

The Company has requested a preliminary non-binding investment indications from the shareholders on the basis of which the subscription price for the shares is fixed to a level as high as possible, however, taking the Company's needs of complementary financing into consideration.

11. Other issues

The Board of Directors of the Company is authorized to decide on other issues related to the increase of share capital and practical measures arising in connection therewith.

ATTACHMENTS

Copies of the documents relating to latest annual accounts and the decision of the General Meeting of the Shareholders concerning the profit or loss of the financial period last ended (Attachment A);

A report by the Board of Directors on the events that have occurred after the preparation of the interim accounts on 31 August 2002 and having a material effect on the position of the company (Attachment B);

A statement from the Auditors on the report of the Board of Directors (Attachment C); and

A statement from the auditors on the grounds on the basis of which the subscription price is determined and the reasons for the derogation from the pre-emptive subscription rights (Attachment D).

INCREASE OF SHARE CAPITAL IN METOREX INTERNATIONAL II/2002
TERMS OF SUBSCRIPTION

The Board of Directors of Metorex International (later "the Company") proposes to the Extraordinary General Meeting of the Shareholders of the Company to be convened on 10 October 2002 that the share capital of the Company be increased on the following terms:

1. **Share Subscription**

The share capital shall be increased by a maximum of EUR 873,667.20 by the issuing of a maximum of 520,040 shares, the nominal value of which is EUR 1.68 per share. The shares shall be offered for subscription as follows:

	Maximum number of shares
KB (CI) Nominees Limited for Vision Capital, L.P.	82.890
KB (CI) Nominees Limited for Vision Extension, L.P.	193.405
Merifin Capital NV	170.580
Hoegh Invest AS	73.165

2. **Subscription Price**

The subscription price for the shares is EUR 1.68 per share.

The subscription price shall be paid by setting off the subscribers' receivables based on the Bridge Loan Agreement dated on 2 August 2002 ("Bridge Loan") with a principal amount of EUR 850,000 and thereto accrued interests.

3. **Subscription Period and Place of Subscription**

The share subscription shall take place either immediately at the Extraordinary General Meeting of Shareholders or by 16 October 2002 at the latest at the Company's head office at Nihtisillankuja 5, Espoo or by facsimile to number +358-9-32 941 412.

4. **Terms of Payment**

The subscription price shall be paid by a written notice of set-off delivered to the company by 16 October 2002 at the latest. The Board of Directors of the Company may decide on extension of the payment period.

5. **Right to Dividend and Other Rights**

The new shares entitle to full dividend for the financial period ending on 31 December 2002 and to other shareholder rights as of the registration of the increase of the share capital with the Trade Register.

6. **Reasons for the derogation from the pre-emptive subscription rights of the shareholders**

From the Company's perspective, there are weighty financial reasons for the deviation from the shareholders' pre-emptive rights, since it is necessary to convert the Bridge Loan into the Company's shares in order to support the Company's financial position and competitiveness.

7. **Grounds on the basis of which the subscription price is determined**

According to the terms and conditions of the Bridge Loan the subscription price shall correspond to the subscription price of the Rights Offering resolved in the same Extraordinary General Meeting of Shareholders.

8. **Other Issues**

The Board of Directors of the Company is authorised to decide on issues related to the increase of share capital and practical measures arising thereof.

ATTACHMENTS

The aggregate ownership of persons belonging to the inner circle of the Company according to Chapter 1 Section 4 of the Companies Act and entitled to subscription (Attachment A);

Copies of the documents relating to latest annual accounts and the decision of the General Meeting of the Shareholders concerning the profit or loss of the financial period last ended (Attachment B);

A report by the Board of Directors on the events that have occurred after the preparation of the interim accounts on 31 August 2002 and having a material effect on the position of the company (Attachment C);

A statement from the Auditors on the report of the Board of Directors (Attachment D); and

A statement from the auditors on the grounds on the basis of which the subscription price is determined and the reasons for the derogation from the pre-emptive subscription rights (Attachment E).

SUBSCRIPTION LIST

The undersigned subscribes for the number of shares in Metorex International Oy defined below. The subscription is based on resolutions passed at the Extraordinary General Meeting of Shareholders of the company on 10 October 2002.

The subscription takes place immediately at the Extraordinary General Meeting of Shareholders or **by 16 October 2002 at the latest** in the company's head office at the address below or by returning this subscription list by facsimile to the company's following facsimile number:

Metorex International Oy
Nihtisillankuja 5
FIN-02630 Espoo
Facsimile +358-9-32 941 412

Name of subscriber ______________________

Number of shares subscribed __________ , EUR 1.68 each

Date _____._____.2002

Signature ______________________

The subscriptions shall be paid **by 16 October 2002** at the latest to the Company's following bank account:

Metorex International Oy
NORDEA Bank Finland Plc
SWIFT CODE: NDEAFIHH
Account: (EUR) FI 06 158330 000 45424

The subscription by contribution in kind shall be paid by a written notice of set-off delivered to the company by **16 October 2002** at the latest.

The following documents are available to the subscribers at the head office of the company at the above-mentioned address. Copies of the documents shall be sent to subscribers upon request.

1. Terms of Subscription;
2. Copies of the resolution to increase the share capital;
3. A copy of the Articles of Association;
4. A statement as to the value of the property to be contributed to the company in kind;
5. An opinion of an independent expert on the issues mentioned in Chapter 2, Section 4a of the Finnish Companies' Act;
6. Copies of the documents forming the latest annual accounts and of the resolution of the General Meeting of the Shareholders regarding the profit or loss of the financial period last ended;
7. A report from the Board of Directors on the events that have occurred after the drafting of the interim accounts per 31 August 2002 and having a material effect on the position of the company;
8. A statement from the Auditors on the report of the Board of Directors; and
9. A statement from the Auditors on the reasons for the derogation from the pre-emptive subscription rights.

Metorex International Oy
The company trade register number: 576.562
Address:
Nihtisillankuja 5
FIN-02630 Espoo
FINLAND

Interim Report 2002

Period: 1.1.2002-31.8.2002

Unofficial English translation

CONTENTS

The Board of Directors

OPERATING REVIEW 01.01. – 31.08.2002

1 GENERAL

Metorex International Oy is the parent company of the Metorex group which develops, sells and markets XRF- and OES-technology based advanced equipment for elemental analysis and rapid chemical identification for the whole industrial metals world.

The set year 2002 budgeted goal for the company has been very challenging, 13.9 MEUR. The targeted growth was mostly based on new products, ARC-MET 8000 and On-Line C-100 LSXT analyzers. The plan was to launch both products at the beginning of the year, but both launches were delayed until September 2002. At the beginning of the summer the company decreased its budgeted goal to 11.2 MEUR. The main reason for this decrease came from USA and Germany, which are our two main markets, where we have not been anymore competitive with our old products. In addition to more tough competition world's unstable situation and recession in electronics industry have had negative effect on customers decision making speed. Compared to year 2001 company's quotation status has been on the same level this year, but decisions have been delayed , because customers have been waiting our new products.

During summer 2002 the company made strategic decisions to speed up analyzer development and to strengthen sales efforts in On-Line analyzer business segment. The Company started a strategic alliance with another XRF analyzer company based in USA. The collaboration agreement was signed in August. Our joint goal is to develop a handheld, technology leader XRF analyzer which brings us to market leader position by year 2004. Production will start in October 2002.

End of August we announced an exclusive distribution agreement for Metorex On-Line XRF-process analyzers covering North and Latin America for a Houston based company. The Company is a leading supplier of sulfur analyzers to the oil & refinery industry. With the addition of the Metorex line of process analyzers, this Houston based company can now offer complete solutions for compliance with the low sulfur regulations.

The market outlook for Metorex new low background On-Line process analyzer is good, because of the new set low sulfur regulations for gasoline and diesel products in North America. and Western Europe in 2002 – 2006.

The competitive situation is difficult because the company has not had a low sulphur product before September. This means that we have to take back the market share from our competitors. However, the market potential is biggest during 2003 – 2004, which means that we have not lost our chance, even though we are late.

We will see the positive effect on sales and financial result, of all in September launched products, mainly during year 2003.

2 RESULTS

The group net sales amounted to KEUR 5 835 in January – August. The net sales of NDT, On-Line and OEM product lines is totally 30 % behind the budget, while Space business has developed according to the budget.

The parent company's net sales reached KEUR 4 956.

The more tough competition has forced the company to decrease the sales prices, which has dropped the margins, compared to the target.

The group's loss from operations was KEUR -1 363. The parent company's loss from operations was KEUR – 1 532 respectively.

The group's consolidated loss in January – August was KEUR –1 211, which is twice as much as budgeted.

3 FINANCING

The delay in the new product launches and tough competitive situation have has a significant effect in the financial situation in January – August.

In summer 2002 the lead investors provided KEUR 850 short term loan to the company, which saved the company from immediate liquidity crisis.

The new product launches together with increasing working capital need caused by the increasing sales will keep the company's financial situation tight. Without new funding the company is not able to make the product launches successfully.

The Board of Directors

4
MANAGEMENT

Company's President and CEO has 1.1. – 8.4.2002 been Mikko J. Aro. From 8.4.2002 has Matti Ervasti been President and CEO.

The Board Members have been until Annual General Meeting of Shareholders in 9.4.2002: Hans Dirtoft, Chairman, Mikko J. Aro, Jan Huysmans, Kalevi Onnela and John Turner. From 9.4.2002 the Board members have been: Mikko J. Aro, Chairman, Jan Huysmans, Kalevi Onnela and John Turner.

Consolidated Income Statement (EUR'000)

	Note	1.1.-31.8. 2002	1.1.-31.12. 2001
Net sales	1	5 835	12 680
Variation in stocks of finished goods and in work in progress +/-		1	118
Other operating income	2	9	206
Raw materials and services	3	-2 727	-5 281
Personnel expenses	4	-2 801	-4 392
Depreciation and reduction in value	5	-166	-266
Other operating expenses	6	-1 514	-3 063
Operating profit(loss)		-1 363	2
Financial income and expenses	7	-76	-20
Loss before extraordinary items		-1 440	-17
Extraordinary items	8	229	332
Profit (loss) for the financial year		-1 211	315

Consolidated Balance Sheet (EUR'000)

	Note	31.8.2002	31.12.2001
Assets			
Fixed assets			
Intangible assets	5	240	300
Tangible assets	5	293	263
Current assets			
Inventories	10	1 041	970
Long term receivables	11	223	234
Short term receivables	11	2 069	2 568
Liquid funds		553	1 350
		4 418	5 684

Consolidated Balance Sheet (EUR'000)

	Note	31.8.2002	31.12.2001
Liabilities and shareholders' equity			
Shareholders' equity	12		
Share capital		1 461	1 461
Reserve fund		3 238	3 238
Losses for previous periods		-6 822	-7 197
Profit(loss) for the accounting period		-1 211	315
Capital loans		4 783	4 752
Total shareholders' equity		**1 449**	**2 569**
Provisions	13	**385**	**491**
Liabilities			
Long term debt	14	73	256
Current liabilities	15	2 511	2 369
		4 418	5 684

Consolidated Cash Flow Statement (EUR'000)

	1.1.-31.8. 2002	1.1.-31.12. 2001
Operating activities		
Profit(loss) from operations	-1 363	2
Adjustments to profit(loss) from operations	299	578
Change in net working capital	-344	331
Interest income	18	37
Interest expenses	-21	-31
Other financial items	-73	-25
Net cash flow from operating activities	-1 485	892
Investing activities		
Acquisitions of fixed assets	-145	-132
Sales of fixed assets	0	0
Net cash flow from investing activities	-145	-132
Cash flow before financing	-1 630	759
Financing activities		
Decrease in long term debts	-129	-545
Increase in long term debts	81	0
Increase/decrease in short term financing	850	0
Increase in capital loans	31	65
Financing activities total	834	-481
Change in liquid funds	-797	279
Liquid funds 1.1	1 350	1 071
Liquid funds 31.8/31.12	553	1 350

Parent company Income Statement (EUR)

	Note	1.1.-31.8. 2002	1.1.-31.12. 2001
Net sales	1	4 965 908,79	10 494 625,89
Variation in stocks of finished goods and in work in progress +/-		0,00	-1 422,87
Other operating income	2	0,00	78 253,62
Raw materials and services	3	-2 666 604,45	-5 062 358,95
Personnel expenses	4	-1 968 648,50	-3 057 442,06
Depreciation and reduction in value	5	-122 458,79	-188 632,39
Other operating expenses	6	-1 740 176,48	-2 520 716,85
Operating loss		-1 531 980,43	-257 693,61
Financial income and expenses	7	-252 472,37	-41 833,72
Loss before extraordinary items		-1 784 452,80	-299 527,33
Extraordinary items	8	0,00	333 009,84
Profit(loss) for the financial year		-1 784 452,80	33 482,51

Parent company Balance Sheet (EUR)

	Note	31.8.2002	31.12.2001
Assets			
Fixed assets			
Intangible assets	5	185 332,91	230 313,66
Tangible assets	5	274 442,49	228 988,57
Shares and part. in assoc. companies	9	0,00	160 486,46
Current assets			
Inventories	10	872 256,00	802 699,99
Short term receivables	11	2 214 612,37	3 287 622,12
Liquid funds		239 086,28	848 733,73
		3 785 740,05	5 559 844,53

Parent company Balance Sheet (EUR)

	Note	31.8.2002	31.12.2001
Liabilities and shareholders' equity			
Shareholders' equity	12		
Share capital		1 460 745,78	1 460 745,78
Reserve fund		3 238 160,83	3 238 160,83
Losses for previous periods		-6 527 454,26	-6 560 936,77
Profit(loss) for the accounting period		-1 784 452,80	33 482,51
Capital loans		4 783 264,62	4 751 813,48
Total shareholders' equity		**1 170 264,17**	**2 923 265,83**
Provisions	13	**360 158,29**	**454 100,00**
Liabilities			
Long term debt	14	73 001,16	255 979,76
Current liabilities	15	2 182 316,43	1 926 498,94
		3 785 740,05	5 559 844,53

Parent company Cash Flow Statement (EUR)

	1.1.-31.8. 2002	1.1.-31.12 2001
Operating activities		
Loss from operations	-1 531 980,43	-257 693,61
Adjustments to loss from operations	28 517,08	506 237,73
Change in net working capital	274 221,09	523 089,83
Interest income	751,57	12 588,50
Interest expenses	-20 679,30	-31 504,81
Other financial items	-72 058,18	-22 917,41
Net cash flow from operating activities	-1 321 228,17	729 800,23
Investing activities		
Acquisitions of fixed assets	-122 931,96	-114 129,93
Sales of fixed assets	0,00	0,00
Net cash flow from investing activities	-122 931,96	-114 129,93
Cash flow before financing	-1 444 160,13	615 670,30
Financing activities		
Decrease in long term debts	-129 345,78	-545 475,38
Increase in long term debts	81 407,32	0,00
Increase/decrease in short term financing	850 000,00	0,00
Increase in capital loans	31 451,14	64 584,16
Financing activities total	833 512,68	-480 891,23
Change in liquid funds	-610 647,45	134 779,07
Liquid funds 1.1	849 733,73	714 954,66
Liquid funds 31.8./31.12.	239 086,28	849 733,73

Principles

Scope and principles applied to consolidated financial statements

The consolidated financial statements include all operating group companies.
The period is 1.1.2002-31.8.2002.

Shareholdings within the group

The acquisition method is used to eliminate shareholdings within the group.

Intercompany transactions and profits

Intercompany transactions, unrealized profits on intercompany deliveries, intercompany receivables and debts have been eliminated.

Foreign currency amounts

Foreign currency-denominated receivables and debts are valued according to the average rates on 31.08.2002. The financial statements of the foreign subsidiaries have been translated using the average rates during the accounting period.
The balance sheet items have been translated into Euros using the average rate of the European Central Bank in effect on the 31.08.2002. The differences arising from the use of different rates in translation of income statement and the balance sheet, as well as differences arising from the translation of shareholders' equity of the subsidiaries, are presented in the item "Losses for previous periods".

Fixed asset valuation

Fixed assets have been capitalized using direct purchase costs.
Depreciation according to plan is based on straight line depreciation,over the economic life of the asset concerned.

Inventory valuation

Inventories are valued according to the FIFO method at the lower of direct cost, replacement cost or market value. The inventory value does not include any overhead cost.

Revenue recognition method

Income for the long term projects in progress has been booked in accordance with the percentage of completion. The percentage of completion has been calculated based on costs occurred against total costs estimated.

The revenue recognized on this method was 17.6 % (KEUR 1 026,1) of the total group revenue. During and before the financial year 2002, the total value of the revenue recognized for the projects in progress is KEUR 1 304,3. The order backlog under revenue recognition method is KEUR 1 327,0.

Deferred taxes

Deferred tax asset on carried forward losses has not been recognised.

Other

The notes to the financial statement have been presented in thousands of Euros.

Note 1

Sales by market area

	Group 2002	Parent Company 2002
Finland	900	900
Other European countries	2 195	2 037
North-America	1 663	951
Other	1 077	1 077
Total	**5 835**	**4 966**

82 % of the products of the company was exported. The products are mainly measurement equipment for metal and processing industry and space technology.

Note 2

Other operating income

	Group 2002	Parent Company 2002
Profit from the sales of fixed assets	0	0
Other	9	0
Total	**9**	**0**

Note 3

Raw materials and services

	Group 2002	Parent Company 2002
Materials and supplies (goods)		
Purchases during financial year	2 301	2 246
Change in stock	-83	-83
	2 218	**2 163**
Outside services	509	504
Total	**2 727**	**2 667**

Note 4

Personnel expenses

	Group 2002	Parent Company 2002
Management remuneration		
CEO and the Board of Directors	247	101
Other personnel		
Wages and salaries	2 002	1 452
Pension contributions	347	331
Other personnel expenses	205	85
Total	2 801	1 969

Number of employees

The average number of employees during the accounting period

	Group 2002	Parent Company 2002
White collar	84	62
Blue collar	0	0
Total	84	62

At the end of the accounting period, the number of employees in the parent company was 62 and in the group 84.

Note 5

Depreciation and reduction in value

This item consists of depreciation according to plan for both the group and the parent company.

Depreciation according to plan is calculated throughout the group on a straight line basis applying consistent principles. It is based on a historical cost and the expected economic lifetime of the assets conserned.

The depreciation time according to plan is as follows:

Intangible rights	5 years
Other capitalized expenses	5 years
Machinery and equipment	3-10 years

Note 5

Depreciation and reduction in value

Group

	Intangible assets: Intangible rights	Intangible assets: Other long-term exp.	Total	Tangible assets: Machinery and equip.	Total
Opening balance 1.1.2002	805	47	853	2 324	3 176
Increase during accounting period	8	0	8	137	145
Decrease during accounting period	0	0	0	0	0
Acquisition value 31.08.2002	813	47	861	2 461	3 322
Accumulated depreciation and reduction in value 1.1.2002	516	43	559	2 064	2 622
Accumulated depreciation on decreases and transfers	0	0	0	0	0
Depreciation during accounting period	61	1	62	104	166
Accumulated depreciation 31.08.2002	577	44	621	2 168	2 788
Book value 31.08.2002	236	4	240	293	534

Parent Company

	Intangible assets: Intangible rights	Intangible assets: Other long-term exp.	Total	Tangible assets: Machinery and equip.	Total
Opening balance 1.1.2002	678	47	726	1 593	2 319
Increase during accounting period	8	0	8	115	123
Decrease during accounting period	0	0	0	0	0
Acquisition value 31.08.2002	686	47	734	1 708	2 442
Accumulated depreciation and reduction in value 1.1.2002	452	43	495	1 364	1 860
Accumulated depreciation on decreases and transfers	0	0	0	0	0
Depreciation during accounting period	52	1	53	69	122
Accumulated depreciation 31.08.2002	505	44	548	1 434	1 982
Book value 31.08.2002	182	4	185	274	460

Note 6

Other operating expenses

	Group 2 002	Parent Company 2 002
Other personnel costs	44	49
Maintenance	99	82
Rents	452	263
Travelling	253	169
Office and administration	214	171
Other outside services	291	207
Sales commissions	78	58
Others	83	746
Total	1 514	1 740

Note 7

Financial income and expenses

	Group 2002	Parent Company 2002
Interest income	18	1
Other financial income	14	14
Reduction in value of long-term investments	0	181
Interest expenses and other financial costs	108	107
Financial income and expenses total	-76	-252

Note 8

Extraordinary items

	Group 2002	Parent Company 2002
Extraordinary income	229	2 312
Extraordinary expense	0	-2 312
Total	229	0

Extraordinary income consists of the following items:

	Group 2002	Parent Company 2002
Received compensation	229	0
Received loan payment from Metorex Inc	0	2 312
Total	229	2 312

Extraordinary expense consists of the following item:

	Group 2002	Parent Company 2002
Re-valuation of subsidiary shares	0	-2 312
Total	0	-2 312

Note 9

Shareholdings

Parent Company

	Shares in group companies
Acquisition value 1.1.2002	3 378
Increase during accounting period	2 312
Acquisition value 31.08.2002	5 690
Accumulated depreciation and reduction in value 1.1.2002	3 218
Reductions during accounting period	2 472
Accumulated depreciation and reduction in value 31.08.2002	5 690
Book value 31.08.2002	0

Group and associated companies

Operating group companies

	Group ownership %	Parent Company's ownership %
Metorex Inc., Ewing, NJ, USA	100	0
Metorex GmbH, Beselich-Obertiefenbach, Germany	100	100

Other companies

	Group ownership %	Parent Company's ownership %
Metorex SARL, Paris, France	100	100
Metorex USA Inc., Delaware, USA	100	100
Metoxtresa Inc., Pittsburgh, PA, USA	100	0

Note 10

Inventories

	Group 2002	Parent Company 2002
Materials and supplies	872	872
Work in progress	0	0
Finished goods	169	0
Total	1 041	872

Note 11

Long term receivables

	Group 2002	Parent Company 2002
Other receivables	223	0

Short term receivables

Receivables from third parties	Group 2002	Parent Company 2002
Trade receivables	1 294	681
Loan receivables	4	0
Other receivables	72	61
Prepaid expenses and accrued income	699	614
Total	**2 069**	**1 355**

Intercompany receivables		
Trade receivables		759
Loan receivables		100
Total		**859**

Prepaid expenses and accrued income in the Parent Company consists of the following items:

	2002
Project accrued income	63
Accrued income under projects in progress (percentage of completion)	501
Other accrued income	50
Total	**614**

Note 12

Shareholders' equity

	Group 2002	Parent Company 2002
Share capital 1.1	1 461	1 461
Share capital 31.8	1 461	1 461
Reserve fund 1.1	3 238	3 238
Reserve fund 31.8	3 238	3 238
Losses for previous periods 1.1	-6 882	-6 527
Exchange rate differential	60	
Losses for previous periods 31.8	-6 822	-6 527
Loss for the accounting period	-1 211	-1 784
Capital loans 1.1	4 752	4 752
Capital loans 31.8	4 783	4 783
Total	**1 449**	**1 170**

The company has not any non-restricted distributable equity.

Capital loans

Two convertible capital loans, both of which were due for repayment on July 2, 2001 provided that the restricted equity and other undistributable items are fully covered after the repayment, have been shown as a separate item. The right to convert the loans to shares began on January 1, 1998 and continues until repayment of the principal. The basic conversion rate of the KEUR 4 473.8 loan is EUR 160.8 per one share with nominal value of EUR 16.8. The conversion rate of the other KEUR 23.5 loan is EUR 66.5 per one share with nominal value of EUR 16.8. The interest rate on both loans is 3 %. Interest can only be paid out of non-restricted equity. According to the amendments of the capital loan agreement, which were made on Dec. 8, 1997, interest will accrue only from the beginning of a fiscal year following the first fiscal year showing profit. After the profitable fiscal year 1998, the company has started to calculate interest to capital loan according to agreed terms. Accumulated interest liability, which has not been booked as expense was EUR 515 578 on August 31, 2002.

The company has received new capital loans of value KEUR 254.5 during the financial years 2000-2001. During the financial year 2002 another capital loan of value KEUR 31.5 has been received.
The interest rate on the loans is the base rate of the Bank of Finland - 1 %, however, minimum 3 %. Accumulated interest liability is EUR 18 307. These loans do not include the right to convert the loans into the company shares.

Note 13

Provisions

Provisions consist of warranty liability and restructuring liability. Warranty liabilities have been valued with probable realization value. The liability in the most important projects have been evaluated one by one.

Note 14

Long term debt

Long term debt consists of the following items:

	Group 2002	Parent Company 2002
Long term debt from financial institutions	73	73
Total long term debt	**73**	**73**

The company has not any loans that are due over 5 years period.

Note 15

Current liabilities

	Group 2002	Parent Company 2002
Loans from financial institutions	284	~~249~~ 284
Loans from shareholders	850	~~855~~ 650
Advances received	139	98
Accounts payable	348	297
Other current liabilities	74	71
Prepaid income and accrued expenses	816	582
Total	2 511	2 182

Prepaid income and accrued expenses in the parent company consist of the following items:

	2002
Accrued expenses	42
Accrued charges and bonuses	2
Accrued commissions	91
Accrued interests	7
Accrued vacation pay	296
Other items	143
Total	**582**

Note 16

Pledged assets and commitments

The assets that have been pledged for the company's liabilities.

	Group 2002	Parent Company 2002
Loans from financial institutions	0	0
Pledged assets	505	505
Other pledged assets	1850	1850
Pledged assets total:	2 355	2 355

Guarantees on behalf of the subsidiaries:

	2002
France	363

Rents and leasing liabilities

The parent company's office rent agreement (started in 2000) expires in Autumn 2006
The rent liability, of value KEUR 1 367.1, is the major liability for the whole group.
Leasing agreements are mainly office equipment related and of minor importance.

Metorex Inc has sold equipment to customers using operating lease arrangements.
As at August 31, 2002 the obligation to repurchase these units was KEUR 84.6.

	Group 2002	Parent Company 2002
To be paid during the following 12 months	549	375
To be paid later, until expiration	1 598	1 122
Total	2 147	1 497

Metorex Inc. has also issued security deposits concerning office rents.
The total value of the deposits is KEUR 179.2.

Other liabilities

Capital loans

The company has raised capital loans in several parts. The first one (convertible capital loan), is divided into two loan agreements of KEUR 4 473.8 and KEUR 23.5. The interest liability for these loans was KEUR 515.5 on August 31st, 2002. The interest liability includes interest on interest.

The company has raised the second capital loan between years 2000-2002. The total value of this loan is KEUR 285.9 and the interest liability for the loan was KEUR 18.3 on August 31st, 2002.

The interest liabilities for the above mentioned capital loans have not been booked as expense.

THE SIGNATURES OF THE BOARD OF DIRECTORS

Espoo, October 3rd, 2002

Matti Ervasti
President and CEO

Mikko J. Aro
Chairman

Kalevi Onnela

Jan Huysmans

John Turner

METOREX INTERNATIONAL OY

VARSINAINEN YHTIÖKOKOUS
ANNUAL GENERAL MEETING OF SHAREHOLDERS

No. 1/2002
9 April, 2002

Agenda:

1 § Kokouksen avaaminen.
Opening of the meeting.

2 § Kokouksen puheenjohtajan ja sihteerin valitseminen.
Election of the Chairman and the Secretary of the meeting.

3 § Pöytäkirjantarkastajan ja ääntenlaskijan valitseminen.
Election of the examiner of the minutes and the counter of votes.

4 § Päätösvaltaisuuden toteaminen.
Quorum.

5 § Tuloslaskelman ja taseen vahvistaminen emoyhtiölle ja konsernille vuodelle 2001.
Adoption of the income statements and balance sheets of the parent company and the group for 2001.

6 § Konsernin taseesta ilmenevän voiton/tappion jakaminen.
Disposition of the profit/loss shown in the balance sheet of the group.

7 § Vastuuvapauden myöntäminen hallituksen jäsenille ja toimitusjohtajalle 2001.
Discharge from liability of the members of the Board of Directors and the President in respect of 2001.

8 § Hallituksen jäsenten ja tilintarkastajien palkkiot ja matkakulujen korvaaminen.
Remuneration and reimbursement for traveling expenses of Board members and Auditors.

9 § Hallituksen jäsenten valitseminen.
Election of Board Members.

10 § Tilintarkastajien nimittäminen.
Appointment of Auditors.

11 § Kokouksen päättäminen.
Conclusion of the meeting.

P ö y t ä k i r j a, joka pidettiin Metorex International Oy:n varsinaisessa yhtiökokouksessa huhtikuun 9. päivänä 2002.

Yhtiökokouksessa, joka pidettiin yhtiön pääkonttorissa Espoossa, yhtiön osakkeenomistajat olivat edustettuina alla olevan ääniluettelon mukaisesti:

M i n u t e s kept at the Annual General Meeting of Shareholders of Metorex International Oy on 9 April 2002.

At the meeting, held in the headquarters of the company in Espoo, the shareholders were present as per the following list of shareholders:

Osakkeenomistajat:

Liitteen 1 mukaisesti.

Yhteensä	76.814	osaketta

Muut osanottajat: Talousjohtaja Tuija Halme, toimitusjohtaja Matti Ervasti.

Shareholders:

As per Appendix 1.

In total	76.814	shares

Other participants: Tuija Halme, CFO; Matti Ervasti, CEO and President.

1-4 §

Järjestysasiat

Yhtiökokouksen puheenjohtajaksi **valittiin** Mika Alanko, joka piti itse pöytäkirjaa.

Pöytäkirjantarkastajaksi ja ääntenlaskijaksi valittiin Heikki Sipilä.

Merkittiin, että yhtiön kaikille osakkeenomistajille oli lähetetty kokouskutsu, kotimaisille kirjattuna kirjeenä ja ulkomaalaisille UPS:n välityksellä. Siten voitiin todeta, että kokous oli kutsuttu koolle yhtiöjärjestyksen edellyttämällä tavalla. Yhtiökokous todettiin lailliseksi ja päätösvaltaiseksi.

Hyväksyttiin esityslista.

§ 1-4

Procedural Matters

Chairman of the meeting was elected Mika Alanko who also kept to minutes himself.

Examiner of the minutes and counter of votes was elected Heikki Sipilä.

It was recorded that each shareholder had been sent a notice of meeting, Finnish shareholders by a registered letter and foreign shareholders via UPS. Thus, it could be stated that the meeting had been convened according to the provisions of the Articles of Association. The meeting constituted a quorum.

The agenda was adopted.

5 §

Tuloslaskelman ja taseen vahvistaminen emoyhtiölle ja konsernille 2001

Esitettiin yhtiön tilinpäätös, joka käsitti tuloslaskelman ja taseen, mukaan lukien konsernin tuloslaskelman ja taseen sekä toiminta-

§ 5

Adoption of the income statements and balance sheets of the parent company and the group for 2001

The Annual Accounts, comprising the Profit and Loss Statement and the Balance kertomuksen, sekä tilintarkastuskertomus, tilikaudelta 1.1.2001-31.12.2001, jotka liitettiin pöytäkirjaan näin kuuluvina:

(Liite 2).

Todettiin, että yhtiön tuloslaskelma ja tase sekä konsernin vastaavat, kuten myös tilintarkastuskertomus oli laadittu Suomen lain ja yhtiöjärjestyksen määräysten mukaisesti.

Merkittiin, ettei tilintarkastajilla ollut yhtiön tai konsernin tilien johdosta huomauttamista, vaan he olivat kertomuksessaan katsoneet, että tilinpäätös, mukaan lukien konsernitilinpäätös, voidaan vahvistaa.

Päätettiin vahvistaa yhtiön ja konsernin tilinpäätökset tilikaudelta 1.1.2001-31.12.2001 sellaisina kuin ne on tähän pöytäkirjaan liitetty.

Sheet, including the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet, and the Management Report, as well as the Audit Report, for the accounting period 1 January through 31 December 2001 were presented and attached to the minutes as follows:

(App. 2).

It was **stated** that the Profit and Loss Statement and the Balance Sheet, including their Consolidated versions, as well as the Audit Report had been prepared according to the Finnish law and the Articles of Association of the Company.

It was **recorded** that the auditors had made no remarks as to the accounts of the Company but had stated that the Annual Accounts, including the Consolidated Annual Accounts, may be adopted.

It was **resolved** to adopt the Annual Accounts and the Consolidated Annual Accounts for the accounting period 1 January through 31 December 2001 as attached to these minutes.

6 §

Konsernin taseesta ilmenevän voiton/tappion jakaminen

Merkittiin, että yhtiön tilinpäätös osoitti tilikaudelta 199.077,96 markkaa voittoa ja konsernitilinpäätös 1.872.000,000 markkaa voittoa.

Päätettiin, että yhtiön tilikauden voitto jätetään yhtiön voitto- ja tappiotilille ja että osinkoa ei jaeta.

§ 6

Disposition of the profit/loss shown in the balance sheet of the group

It was **recorded** that the Annual Accounts showed a profit of FIM 199.077,96 and the Consolidated Annual Accounts a profit of FIM 1.872.000,00 for the accounting period.

It was **resolved** that the profit of the accounting period be left in the Company's profit and loss account and that no dividend be distributed.

7 §

Vastuuvapauden myöntäminen hallituksen jäsenille ja toimitusjohtajalle 2001

Merkittiin, ettei tilintarkastajilla ollut yhtiön tai konsernin hallinnon johdosta huomauttamista, vaan he olivat kertomuksessaan katsoneet, että hallituksen jäsenille ja toimitusjohtajalle voidaan myöntää vastuuvapaus.

Päätettiin myöntää yhtiön hallituksen jäsenille ja toimitusjohtajalle vastuuvapaus

§ 7

Discharge from liability of the members of the Board of Directors and the President in respect of 2001.

It was **recorded** that the auditors had made no remarks as to the management of the parent company or the group but had stated that discharge from liability may be granted to the members of the Board of Directors and the President.

sanotulta tilikaudelta.

It was resolved to grant the members of the Board of Directors and the President discharge from liability for the said accounting period.

8 §

Hallituksen jäsenten ja tilintarkastajien palkkiot ja matkakulujen korvaaminen

Päätettiin, että hallitukselle maksetaan 25.000 euron kokonaiskorvaus, jonka hallitus voi jakaa jäsentensä kesken parhaaksi katsomallaan tavalla. Muiden varsinaisten jäsenten kuin puheenjohtajan korvausten tulee kuitenkin olla samansuuruiset.

Hallituksen jäsenten kulut päätettiin korvata yhtiössä noudatetun käytännön mukaisesti.

Päätettiin, että tilintarkastajien palkkiot maksetaan kohtuullisen laskun mukaan.

§ 8

Remuneration and reimbursement for traveling expenses of members of the Board of Directors and Auditors

It was resolved to pay a total remuneration of 25.000 euros to the entire Board of Directors. The Board may allocate the sum between the Chairman and the ordinary members as the Board prefers, provided that all ordinary members shall have equal allocation.

It was resolved that the expenses of the members of the Board of Directors be reimbursed in accordance with the company policy.

It was resolved that the remuneration of the auditors be payable against a reasonable invoice.

9 §

Hallituksen jäsenten valitseminen

Päätettiin valita hallitukseen neljä varsinaista jäsentä.

Yhtiön hallituksen varsinaisiksi jäseniksi valittiin uudelleen Mikko J. Aro, Jan Huysmans, Kalevi Onnela ja John Turner.

§ 9

Election of Board Members

It was resolved to fix the number of ordinary members of the Board of Directors to four.

Ordinary members of the Board of Directors were re-elected Messrs. Mikko J. Aro, Jan Huysmans, Kalevi Onnela and John Turner.

10 §

Tilintarkastajien nimittäminen

Yhtiön tilintarkastajaksi valittiin KHT-yhteisö PricewaterhouseCoopers Oy, vastaavana tilintarkastajana KHT-tilintarkastaja Kim Karhu. Yhtiön varatilintarkastajaksi valittiin KHT-tilintarkastaja Kaija Leppinen.

§ 10

Appointment of Auditors

Auditor for the Company was elected PricewaterhouseCoopers Oy, an auditing entity authorized by the Central Chamber of Commerce, with CPA Kim Karhu as the responsible auditor. Deputy auditor was elected CPA Kaija Leppinen.

11 §

§ 11

Kokouksen päättäminen

Puheenjohtaja julisti kokouksen päättyneeksi.

Conclusion of the meeting

The Chairman declared the meeting to be concluded.

In fidem:

Mika Alanko

Checked:

Heikki Sipilä

A REPORT FROM METOREX INTERNATIONAL OY'S BOARD OF DIRECTORS OF EVENTS THAT HAVE OCCURRED AFTER THE PREPARATION OF THE INTERIM ACCOUNTS ON 31 AUGUST 2002 THAT HAVE A MATERIAL EFFECT ON THE POSITION OF THE COMPANY

After the preparation of the interim accounts on 31 August 2002 Company participated in September to the annual oil & refinery industry's conference, Gulf Coast Conference, in Galveston, USA. Company launched there together with its new distributor next generation On-Line C-100 LSXT process analyzer. Metorex On-Line analyzer is designed to measure low sulfur content in different oil products.

Metorex On-Line C-100 LSXT analyzer has a good market outlook with its new low background detector, because of the new set low sulfur regulations for gasoline and diesel oil products in North America and Western Europe in 2002-2006.

In September Company arranged also an international sales meeting for its subsidiaries and distributors. In sales meeting Company launched its new generation OES- and XRF – analyzers. These new launched analyzers will strengthen Metorex market position and with help of these new generation products Company's served available market size also expanded.

The development and production start up costs of Metorex new handheld XRF analyzer were not originally in Company's year 2002 budget. The production is now planned to start during October 2002. This will cause an additional cost increase to the Company's cash flow needs.

In September we had delays in production, because our sub-contractors could not deliver analyzer components in time. Increased backlog in production means that Company's invoicing and revenue will be much under planned for the period.

We will see the positive effect on sales and financial result, of all in September launched products, mainly during year 2003.

October 1, 2002

BOARD OF DIRECTORS

PRICEWATERHOUSECOOPERS

TRANSLATION

AUDITOR'S REVIEW REPORT

To the shareholders of Metorex International Oy

We have reviewed the interim financial statements of Metorex International Oy for the period 1.1 – 31.8.2002. The interim financial statements, which include the report of the Board of Directors, consolidated and parent company income statement, balance sheet and notes to the financial statements, have been prepared by the Board of Directors and the Managing Director. Based on our review we express a report on the interim financial statements.

The review has been conducted in accordance with the recommendation on a review given by the Institute of the Authorised Public Accountants in Finland. A review is planned and performed to obtain reasonable assurance about whether the interim financial statements are free of material misstatement. A review is limited to inquiries mainly to the staff and analytical procedures and it gives lower assurance than an audit. We have not performed an audit and will not issue an Auditor's report.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements do not in all material respects give a true and fair view, as defined in the Accounting Act and other regulations regarding the preparation of the interim financial statements, of the company's result of operations as well as of the financial position.

Helsinki, October 2, 2002

PricewaterhouseCoopers Oy
Authorised Public Accountants

Kim Karhu, APA

PricewaterhouseCoopers Oy
Authorised Public Accountants

P.O.Box 1015 (Itämerentori 2)
FIN-00101 HELSINKI
FINLAND

Reg. Domicile Helsinki
Business ID 0486406-8

PRICEWATERHOUSECOOPERS

TRANSLATION

AUDITORS' STATEMENT

To the Shareholders Meeting of Metorex International Oy

As auditors of Metorex International Oy we state in accordance with the Companies Act chapter 4, section 4 a, paragraph 1, subparagraph 4 and paragraph 2 on the proposal of the Board of Directors dated September 25, 2002 that:

the report of the Board of Directors (Companies Act chapter 4, section 4 a, paragraph 1, subparagraph 3) dated October 1, 2002 on the events that have occurred after the interim financial statements as of August 31, 2002 that have a material effect on the position of the company has been prepared in compliance with the Companies Act, and that

the proposal of the Board of Directors for a new issue dated September 25, 2002 on the grounds on the basis of which the subscription price shall be determined and the reasons for the deviation of the pre-emptive subscription right has been prepared in compliance with the Companies Act. Regarding the subscription price it is provided that the decision on the suggested lowering of the share capital has been made.

Helsinki, October 2, 2002

PricewaterhouseCoopers Oy
Authorised Public Accountants

Kim Karhu, APA

SELVITYS MERKINTÄÄN OIKEUTETTUJEN OYL 1:4 PYKÄLÄSSÄ TARKOITETTUJA LÄHIPIIRIIN KUULUVIEN HENKILÖIDEN YHTEENLASKETUSTA OMISTUKSESTA YHTIÖSSÄ

Merkintään oikeutettujen joukossa on OYL 1:4 pykälässä tarkoitettuja lähipiiriin kuuluvia tahoja. Näiden tahojen yhteenlaskettu omistus yhtiössä on ennen nyt ehdotettavaa uusmerkintää 31,9 prosenttia yhtiön osakkeista ja äänistä.

Mikäli ylimääräisessä yhtiökokouksessa 10.10.2002 päätettävissä Osakepääoman korotuksissa I/2002 sekä II/2002 merkitään kaikki tarjotut osakkeet, voi edellä mainittujen tahojen osuutensa nousta enintään 53,8 prosenttiin yhtiön osakkeista ja äänistä.

Mikäli ylimääräisessä yhtiökokouksessa ei päätetä Osakepääoman korotuksesta I/2002 tai sen mukaista vähimmäismäärää ei merkitä ja Osakepääoman korotuksessa II/2002 merkitään kaikki tarjotut osakkeet, voi edellä mainittujen tahojen osuus nousta enintään 90,2 prosenttiin yhtiön osakkeista ja äänistä.

HALLITUS

THE AGGREGATE OWNERSHIP OF PERSONS BELONGING TO THE INNER CIRCLE OF THE COMPANY ACCORDING TO CHAPTER 1 SECTION 4 OF THE COMPANIES ACT AND ENTITLED TO SUBSCRIPTION

Among those entitled to subscription are certain entities belonging to the inner circle of the Company according to Chapter 1 Section 4 of the Companies Act. The aggregate ownership of these entities in the Company before the subscription now proposed amounts to 31.9 per cent of the shares and votes in the Company.

If all of the offered shares pursuant to the Increases of Share Capital I/2002 and II/2002, resolved by the Extraordinary General Meeting of Shareholders on 10 October 2002, are subscribed, the ownership of the above-mentioned entities may increase to a maximum of 53.8 per cent of the shares and votes in the Company.

If the Extraordinary General Meeting of Shareholders shall not approve the Increase of Share Capital I/2002 or its minimum subscriptions shall not be reached and all of the offered shares pursuant to the Increase of Share Capital II/2002 are subscribed, the ownership of the above-mentioned entities may increase to a maximum of 90.2 per cent of the shares and votes in the Company.

BOARD OF DIRECTORS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"): Metorex International Oy

B. This is [check one]

X☐ an original filing for the Filer

☐ an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Metorex International Oy

Form type: Form CB

File Number (if known) N.A.

Filed by: Mikko J. Aro

Date Filed: Filed concurrently herewith.

D. The Filer is incorporated or organized under the laws of Finland and has its principal place of business at:

Metorex International Oy
Nihtisillankuja 5
FIN-02630 Espoo
Finland
Tel. +358 9 32 94 11

E. The Filer designates and appoints National Registered Agents, Inc. ("Agent") located at 9 East Loockerman Street, Dover, DE 19901, tel: (302) 674-4089 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on September [10], 2002 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Espoo, Country of Finland this 11th day of September, 2002.

Metorex International Oy	M. J. Aro
Filer:	By: Mikko J. Aro Chairman of the Board of Directors

This statement has been signed by the following persons in the capacities and on the dates indicated.

Patrick J. O'Neill
(Signature)

Patrick J. O'Neill Asst Secy. NRAI
(Title)

September 11, 2002
(Date)